Exhibit 12

North Shore Gas Company and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	2006	2005	2004	2003	2002

Net Income Before Preferred
Stock Dividends	$6,707	$11,397	$11,076	$14,545	$12,921

Add - Income Taxes	3,797	6,656	6,743	8,712	7,916
Fixed Charges excluding capitalized interest	4,071	3,706	3,688	3,603	5,045

Earnings	$14,575	$21,759	$21,507	$26,860	$25,882

Fixed Charges including capitalized interest	$4,071	$3,706	$3,688	$3,603	$5,045

Ratio of Earnings to Fixed Charges	3.58	5.87	5.83	7.45	5.13